December 16, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jan Woo

Re:	Vocodia Holdings Corp
Amendment No.1 to Draft Registration Statement on Form S-1 Submitted November 1, 2022
CIK No. 0001880431

Dear Ms. Woo:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 30, 2022 with respect Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form S-1, Amendment No. 1 (the “Form S-1/A”), submitted concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used herein without definition have the meanings ascribed to them in the Form S-1/A.

Amendment No.1 to Draft Registration Statement on Form S-1

Industry and Market Data, page ii

1. We note your statements that you have not independently verified any of the data from third-party sources nor have you verified the underlying economic assumptions relied upon by those third parties. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

Response: In response to this comment, the Company advises the Staff that it has deleted the aforementioned statements in the Form S-1/A which may otherwise imply an inappropriate disclaimer of responsibility.

Prospectus Summary, page 5

2. You disclose that you have a "diversified pipeline of over 5,000 potential DISAs." Please disclose the basis for your estimated pipeline of over 5,000 DISAs. To provide context, disclose the number of DISAs sold in 2020 and 2021.

Response: In response to this comment, the Company advises the Staff that, in order to avoid confusion, the Company has deleted this disclosure in the Form S-1/A.

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3. Please disclose in the prospectus summary and in the risk factors that your auditors have concluded that there is a substantial doubt about the company’s ability to continue as a going concern.

Response: In response to this comment, the Company advises the Staff that it has included the applicable disclosure in the prospectus summary and a risk factor in the Form S-1/A (pg. 7 & 12) clarifying that the Company’s auditors have concluded that there is a substantial doubt about the Company’s ability to continue as a going concern.

4. Please disclose the basis for the following statements regarding the company:

•	Company's AI software can perform at the 85th to 90th percentile of existing human sales representatives.
•	Vocodia can train and deliver basic DISAs in as fast as 3 days (compared to 45 to 90 days offered by its top competitors).
•	DISA is the "world’s first humanized conversational AI technology."
•	DISAs are deployed with less than one-third of the cost of a human sales agent and can increase sales operations efficiencies by 300% to 400%.
•	DISAs can reduce the client’s costs by 66% and increase efficiencies by the call centers by 67%.

Response: In response to this comment, the Company advises the Staff that it has deleted these statements from the Form S-1/A.

5. Please include a chart showing the corporate structure of Vocodia Holdings Corp. and the subsidiary, Click Fish Media. Indicate on the chart whether the subsidiary is wholly-owned.

Response: In response to this comment, the Company advises the Staff that it has added a chart in the Form S-1/A (pg. 1) showing its corporate structure.

The Offering, page 9

6. Please disclose the amount of proceeds that will be used to pay the commission and offering costs.

Response: In response to this comment, the Company advises the Staff that it has estimated that it will pay all offering costs and expenses out of the gross proceeds from this offering. The Company has modified its disclosures (pp. 9 and 34) of the Form S-1/A to amplify its disclosure on this matter. Because these numbers are still being finalized and are under review, the Company can more readily disclose these estimated figures in an upcoming amendment to the Form S-1/A prior to requesting effectiveness from the SEC.

Risk Factors, page 11

7. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to this comment, the Company advises the Staff that it has included an additional risk factor in the Form S-1/A (p. 26) disclosing these potential risks.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

8. Revise your disclosures to describe the Contribution Agreement that you discuss in your response. Clarify how you will account for the transaction and the specific authoritative accounting literature upon which you are relying. Clarify if you consider this a transaction between entities under common control and, if so, how Mr. Sposato has a controlling interest in Vocodia Holdings Corp. prior to the transaction. Clarify the accounting literature upon which you are relying in determining the measurement basis of net assets transferred and the presentation of comparative financial statements for prior years. Clarify why you plan to file an amended set of financial statements for prior years which marks such statements as “consolidated” rather than “combined” entities.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosures that describe the Contribution Agreement in the Form S-1/A (p. 38). Additionally, the Company plans to account for the transaction recorded in the Contribution Agreement as a common control transaction under ASC 805-50-45-1 – Transactions Between Entities Under Common Control.

Mr. Sposato had a controlling interest in Vocodia Holdings Corp., prior to the effective date (August 1, 2022) of the Contribution Agreement, due to Mr. Sposato's common and preferred share ownership. In addition to Mr. Sposato’s common shares, he held 2 million preferred shares, each worth 1,000 common shares, placing Mr. Sposato well within the parameters of a controlling interest holder.

The Company is relying on ASC 805-50-30-5 Transfer Date Measurement & 805-50-45-5 Comparative Financial Statement Presentation for Prior Years to determine the measurement basis of net assets transferred and the presentation of comparative financial statements for prior years. Finally, per the Company’s auditors, rather than planning to file an amended set of financial statements for years prior, upon execution of the Contribution Agreement, the Company’s financial statements would become “consolidated” which is given retrospective treatment (resulting in all periods presented being consolidated) (F-7, Note 2).

9. In your response you state that in a subsequent amendment of the S-1/A, you plan to include (if necessary) an amended set of financial statements for prior years. Please clarify why you state “if necessary” and tell us the specific periods you intend to include in your filing at the time of your offering.

Response: In response to this comment, the Company advises the Staff that, due to the Company’s incorporation date, of April 27, 2021, the Company had no particular additional prior period(s) that it planned to include in its filing. The Company was attempting to convey its eagerness to answer any follow-up items that the Staff may have regarding the first two years of the Company’s financial history. However, to avoid ambiguity or confusion, the Company further advises that it is currently completing its review with its auditors of its unaudited financial statements for the nine months ended September 30, 2022 and plans to include such reviewed financial statements in the next subsequent amendment to the Form S-1/A prior to requesting effectiveness of the registration statement.

10. Please explain whether the company uses any key metrics to manage the business such as the number of customers, number of DISAs sold, or the number of conversions which you state the company relies upon to generate increased free cash flow. You state that many clients may have 50 to 150 DISAs in use at any given time. Disclose the average number of DISAs per client and whether you had any significant clients during the periods presented.

Response: In response to this comment, the Company advises the Staff that the Company uses client customizable metrics for the call center market to analyze results and performance, including, but not limited to, the number of customers, number of DISAs sold, or the number of conversions. However, the conversion rates (sales) are not determined by the Company or the DISAs, but by the client, since the Company’s clients measure their own metrics for achieving their own respective objective(s). The Company uses a hybrid approach to consistently compare DISAs to humans against a given client’s customized metrics. Additionally, the Company has included disclosure in the Form S-1/A (p. 38) concerning the average number of DISAs per client and the composition of the Company’s clients during the periods presented.

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Results of Operations

Fiscal Year December 31, 2021 Compared to Fiscal Year December 30, 2020, page 40

11. Revise your disclosures to provide explanations for changes in revenue and in each of the expense categories presented in your income statement as compared to the prior periods presented.

Response: In response to this comment, the Company advises the Staff that it has included a compound disclosure (p. 40) in the Form S-1/A that provides explanations for changes in revenue and the expense categories presented in the Company’s income statement as compared to the prior periods presented.

Description of Securities, page 62

12. Please disclose the rights and privileges of holders of common stock, including voting rights, as required under Item 202 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that the rights and privileges of the holders of common stock, including voting rights have been inserted as a disclosure (p. 62) in the Form S-1/A.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

13. Your disclosure on page 39 states that your auditors have concluded that there is a substantial doubt about the Company’s ability to continue as a going concern. Please have your auditor revise its report accordingly. Please also include the disclosures required by ASC 205-40-50 in the Notes to Financial Statements and ensure they are consistent with your disclosures on page 39. In this regard, your disclosure on page 39 states that you believe your current cash balances coupled with anticipated cash flow from operating activities and proceeds from this offering will be sufficient to meet your working capital requirements for at least one year from the date of issuance of the accompanying consolidated financial statements. Clarify how you are assured that the offering will be consummated and in sufficient amounts to meet the Company’s working capital requirements.

Response: In response to this comment, the Company advises the Staff that the auditors have revised the report accordingly to conform to the above-referenced guidance concerning ASC 205-40-50.

Additional disclosure (F-10) was also inserted in the Form S-1/A to address the timing and the amount of the offering’s completion and its relation to the Company’s working capital requirements in connection with the going concern opinion issued by the auditors.

Combined Statement of Operations, page F-4

14. Revise your disclosures to describe your stock based compensation arrangements resulting in the $1,000,000 of stock based compensation recognized for the year ended December 31, 2021. Include all the disclosures required by ASC 718.

Response: In response to this comment, the Company’s auditors have included additional disclosure (F-14, Note 9) in the Form S-1/A, per ASC 718, to describe the Company’s stock based compensation arrangements that resulted in $1,000,000 of stock based compensation being recognized for the year ending December 31, 2021.

15. Revise your disclosures to describe the nature of the $1.2 million Loss on Investments you incurred for the year ended December 31, 2021.

Response: In response to this comment, the Company has included an additional disclosure in the Form S-1/A (p. 39) to describe the nature of the $1.2 million Loss on Investments (Other Income) incurred for the year ended December 31, 2021.

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Notes to Financial Statements Note 6 - Income Taxes, page F-12

16. Your disclosure indicates that you recognized a tax benefit of $1,262,030 for 2021. However, the Combined Statement of Operations on page F-4 does not reflect any income tax benefit or expense for 2021. Please revise or advise.

Response: In response to this comment, the Company advises the Staff that the Company’s auditors have confirmed that there is no income tax benefit because there is a full valuation on the deferred tax asset. Hence, no changes to the document should be necessary with respect to this issue.

Signatures, page II-5

17. The registration statement must be signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement. Please identify who is signing as the principal financial officer and principal accounting officer of the company.

Response: In response to this comment, the Company advises the Staff that the Company is nearing the final stages of selecting a full-time CFO. We will update the name of the designated signatory, in a future amendment, before the Form S-1/A is filed with the SEC for public review and prior to requesting effectiveness of the S-1/A. The Company has inserted a signature block for the CFO, once approved and appointed, said person will also likely serve as the Company’s principal accounting officer.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to this comment, the Company advises the Staff that prior to the effective date of the registration statement, we will provide the Staff with all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d)of the Securities Act, whether or not they retain copies of the communications. To date, we are unaware that any such communications exist.

We trust that the above is responsive to your comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP

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